Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2021

DATED: MARCH 23, 2022

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of March 23, 2022 and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc. (“Difference”)) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months and year ended December 31, 2021 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s audited annual consolidated financial statements and the related notes thereto for the year ended December 31, 2021. The financial information presented in this MD&A is derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the consolidated financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries.  The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including contribution, adjusted EBITDA and adjusted net loss to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2022 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo Inc., one of Canada’s leading financial technology companies, is empowering its 1.9 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money.  Through the free Mogo app, consumers can access a digital spending account with the Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, get free monthly credit-score monitoring and ID fraud protection and access personal loans, and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly owned subsidiary, Carta Worldwide, offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•	On March 22, 2022, Mogo’s Board of Directors approved of a share repurchase program with authorization to purchase up to US$10 million of common shares in the capital of Mogo (“Common Shares”).

•

In December 2021, Mogo announced the launch and phased roll out of our commission-free stock trading app (“MogoTrade”) following approval received from the Investment Industry Regulatory Organization of Canada (“IIROC”).  MogoTrade is Canada’s only commission-free trading app with free real-time streaming quotes and marks Mogo’s entry into Canada’s fast-growing market for commission-free trading. Throughout 2021, Mogo focused a substantial portion of technology and development resources into developing MogoTrade.

•

Between April and June 2021, Mogo acquired approximately 39% of Coinsquare Ltd. (“Coinsquare”), one of Canada’s leading digital asset trading platforms, along with certain option and warrant rights, for total consideration of approximately $110.2 million, comprised of $32.4 million in cash and the issuance of 8.3 million Common Shares. The equity investment in Coinsquare is consistent with our belief in the disruptive capability of cryptocurrencies and its importance in a comprehensive digital wallet for the next generation of Canadians.

•

Subsequent to year end, Mogo announced the formation of Mogo Ventures to manage Mogo’s growing portfolio of investments including its $103.8 million investment in Coinsquare, its existing $18.1 million portfolio and its $1.7 million investment in digital assets as at December 31, 2021.

•

In January 2022, Mogo announced a new strategic investment in NFT Trader, a Canadian company that operates a secure peer-to-peer OTC trading protocol for non-fungible tokens (“NFTs”). Mogo’s initial investment is through a convertible note which, if converted, will represent a 25% interest in NFT Trader. Mogo also has the option to acquire an additional 25% interest in NFT Trader through a secondary purchase of common shares from the founders within six months of the initial investment. This investment represents Mogo’s expansion into the metaverse and commitment to developing a next-generation financial platform that will not only bridge the gap between traditional finance and decentralized finance, but tap into growth opportunities from the merging of the digital and physical worlds.

•

In March 2022, Mr. Allan Smith, former executive at SoFi/Galileo, was appointed Head of Carta Worldwide, Mogo’s digital payments subsidiary. Mr. Smith brings 15 years of global leadership experience in progressively demanding roles in Fortune 50 as well as hyper-growth SaaS and fintech companies. Most recently, Mr. Smith served as Senior

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Management’s Discussion and Analysis

Director for fintech leader SoFi, where he led the people function across SoFi International and its subsidiary Galileo. Previously, he held multiple leadership roles with Amazon over a 7-year period of rapid growth.

•

In October 2021, Mogo announced the launch of ‘green’ bitcoin, an initiative which makes all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo will plant enough trees to more than completely absorb the CO2 emissions produced by mining that bitcoin. Mogo has also partnered with certain merchants to offer its first of its kind business rewards program that enables merchants to offer climate positive ‘green’ bitcoin rewards to their customers. The launch of ‘green’ bitcoin reaffirms Mogo’s commitment to being a leader in sustainable finances.

•

In September 2021, Mogo completed the acquisition of Fortification Capital Inc. (“Fortification”), subsequently renamed to MogoTrade Inc, a Canadian registered investment dealer and a member of IIROC, for consideration consisting of 75,000 Common Shares and cash of $1.1 million. The acquisition of Fortification brought the necessary licenses, registration and technology – including an order management system and market data processing – to accelerate the development of MogoTrade.

•

In May 2021, Mogo completed the acquisition of Moka, one of Canada’s leading saving and investing apps, for approximately 5.0 million Common Shares. In connection with the acquisition, Moka’s outstanding credit facility was also repaid in full with a $4.5 million cash payment. The acquisition increased Mogo’s member base by approximately 400,000 at the time of acquisition and brought differentiated saving and investing products, along with the underlying technology platform and expertise to further broaden Mogo’s wealth offering.

•

On January 25, 2021, Mogo completed the acquisition of Carta Solutions Holding Corporation ("Carta"), a leader in digital payment solutions. The acquisition adds a business-to-business payments platform to the Company and significantly expands Mogo’s total addressable market by entering the global payments market which is expected to reach $2.5 trillion by 2023. Carta’s issuing platform provides processing technology to industry leaders in Europe, Asia, and Canada, and recently announced expansion into the United States and Japan.

•

In January 2020, Mogo extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), to January 2023. The agreement is expected to provide over $50 million of annual media value over the three-year extension period.

Financial Highlights

•	Mogo ended 2021 with $192.8 million of cash, investment portfolio, investment in associate and digital assets compared to $30.6 million for the year ended 2020.

•

Between December 2020 and December 2021, Mogo raised a total of approximately $113.3 million in aggregate net proceeds through the issuance of 12.9 million Common Shares and warrants to purchase up to 5.8 million Common Shares.

•

In December 2021, Mogo announced amendments to its existing senior credit facility (the “Credit Facility”) with funds managed by affiliates of Fortress Investment Group LLC. The amendments lower the effective interest rate from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5% to 8% plus LIBOR with no floor. In addition, the amendments increase the available loan capital from $50 million to $60 million and extend the maturity date by three years from July 2, 2022 to July 2, 2025.

•

Between January 2021 and April 2021, Mogo invested a total of $1.3 million in bitcoin and ether. This financial investment aligns with Mogo’s significant product-development-related investments in Bitcoin over the last several years, including MogoCrypto.

•

In December 2020, we announced the early conversion of our convertible debentures with an aggregate principal amount outstanding of $8.7 million as at December 31, 2020. The early conversion was completed on January 11, 2021 and has resulted in a strengthened balance sheet and reduced interest expense going forward.

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Management’s Discussion and Analysis

•

In September 2020, the Company and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. The amendments include a reduction in the average coupon interest rate, from approximately 14% to approximately 7%, the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024, and the choice to settle principal and interest payments at the Company’s option either in cash or the Company’s shares. In connection with the amendment, the Company issued approximately 4.5 million Common Share purchase warrants to the debenture holders.

•

In February 2020, Mogo sold the majority of our “MogoLiquid” loan portfolio to goeasy Ltd. for gross consideration of $31.6 million (the “Liquid Sale”). In conjunction with the Liquid Sale, we repaid and extinguished the Credit Facility – Liquid, which had an outstanding balance of $29.3 million as at December 31, 2019.

Financial Outlook

Based upon the growth opportunities we see across our businesses, our financial outlook is as follows:

-	We expect total revenues of $75 million to $80 million in fiscal year 2022.
-	We expect improving adjusted EBITDA as a percentage of revenue in the second half of fiscal year 2022.

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Management’s Discussion and Analysis

Impact of COVID-19 Pandemic

Daily Operations and Safety

The COVID-19 pandemic has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this continued period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

Mogo employees continue to operate in a remote work environment established at the onset of the COVID-19 pandemic, and given the digital nature of our business, our customer experience has been and remains wholly unchanged. Given the ongoing uncertain situation regarding COVID-19, including the emergence of the Omicron variant towards the end of 2021, Mogo continues to monitor, evaluate, and adapt to developments as they unfold.

Cash Flow and Operating Expenses

In 2020, we decided to reduce growth expenditure and improve cash flow in three key areas: personnel costs, interest costs, and vendor management. Between Q1 2020 and Q3 2020, we reduced cash operating expenses by 48% from $9.7 million to $5.0 million, demonstrating our ability to quickly reduce discretionary growth spending if desired.

In 2021, in light of continued member growth and better than expected loan book performance since the start of the COVID-19 pandemic, we have not extended the measures taken in 2020 related to our COVID-19 response plan. As fintech adoption accelerates in Canada we have resumed growth expenditure in 2021 and plan to continue to invest in growth related initiatives including product development and marketing to drive continued member and revenue growth.

Digital Lending and Customer Support

Since Q2 2020, we experienced lower rates of customer default relative to historical levels. During the second half of 2021, we saw the gradual return to normalized pre-pandemic levels of default.

In the first half of 2020, we temporarily paused new on-balance sheet loan originations and introduced an enhanced employment and income verification framework to help identify higher risk loan applications. In the second half of 2020, we gradually returned to higher loan origination volumes, a trend which extended into 2021 where we returned to pre-pandemic levels.

Mogo worked closely with its customers to support them through this period of uncertainty, and in 2020 launched a Job Loss Action Plan for members, including payment programs for affected loan customers. As of December 31, 2021, none of our customers remain on any form of loan relief under this plan.

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Management’s Discussion and Analysis

Risk Management and Critical Accounting Estimates

The current outbreak of COVID-19 and any future emergence and spread of similar pathogens could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations.  This is an evolving situation, and the Company will continue to evaluate and adapt on an ongoing basis. Measures undertaken to contain the spread of the virus, such as vaccination campaigns, have succeeded in curbing outbreaks of the virus. These measures combined with less restrictive public health measures have provided an improving macroeconomic environment. However, the pandemic, fueled by more contagious variants, continues to pose a risk to the recovery. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business remains uncertain and difficult to predict. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net loss, contribution(1), adjusted EBITDA(1), and adjusted net loss(1). We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

			As at
	December 31, 2021	December 31, 2020	Percentage change
Key Business Metrics
Mogo Members (000s)	1,852	1,126	64%

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage change	December 31, 2021	December 31, 2020	Percentage change
IFRS Measures
Revenue	$57,519	$44,245	30%	$16,995	$10,002	70%
Subscription and services revenue	34,408	19,114	80%	10,701	4,560	135%
Net loss	(33,209)	(13,445)	147%	(29,625)	(2,848)	940%
Other Key Performance Indicators(1)
Contribution	28,716	23,124	24%	7,624	5,549	37%
Adjusted EBITDA	(11,113)	11,618	n/a	(3,656)	1,054	n/a
Adjusted net loss	(33,051)	(10,123)	226%	(9,749)	(3,152)	209%

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Mogo members

Our total member base grew to 1,852,000 members as at December 31, 2021 from 1,126,000 members as at December 31, 2020, representing an increase of approximately 64% or 726,000 net members of which approximately 400,000 came from the acquisition of Moka in Q2 2021. Quarter over quarter, net members increased by 86,000 in Q4 2021 as compared to a net member increase of 71,000 in Q3 2021. The growth in our member base reflects the continued adoption of our products by new members.

Revenue

Three months ended Q4 2021 vs Q4 2020

Total revenue was $17.0 million for the three months ended December 31, 2021, an increase of 70% compared to $10.0 million in the same period last year. This increase in revenue was driven by a $6.1 million increase in subscription and services revenue, resulting from a combination of new revenue streams from our acquisitions of Carta, Moka and Fortification in Q1 2021, Q2 2021 and Q3 2021, respectively, and growth in other Mogo products including MogoCard. In addition, there was a $0.9 million increase in interest revenue as the overall size of our loan portfolio has increased relative to the same period last year.

Year ended 2021 vs 2020

Total revenue was $57.5 million for the year ended December 31, 2021, an increase of 30% compared to $44.2 million in the same period last year. The increase in revenue was driven mainly by the increase in subscription and services revenues for the same reasons as above. This was offset by a $2.0 million decline in interest revenue driven primarily by the sale of a portion of our loan book in Q1 2020, and also partially due to slightly lower average receivables of the remaining core loan portfolio during the year ended December 31, 2021 relative to the same period last year.

Subscription and services revenue

Three months ended 2021 vs 2020

Subscription and services revenue increased to $10.7 million in the three months ended December 31, 2021, a 135% increase from $4.6 million in the same period last year. Subscription and services revenue now represents 63% of total quarterly revenue as compared to 46% in the same period last year.

The increase was driven by a number of factors including new revenue streams from our Carta, Moka and Fortification acquisitions in the year. Carta contributed new transaction-processing revenues and set-up revenues derived from its long-term payment-processing contracts, Moka contributed monthly subscription revenues from its savings and investing programs and Fortification contributed brokerage revenue from its direct-market-access program.

Subscription and services revenue increased further as a result of increased activity in Mogo’s non-loan products, in particular MogoCard which had a significant increase in transaction volumes relative to the same period last year.

Year ended 2021 vs 2020

Subscription and services revenue increased to $34.4 million for the year ended December 31, 2021, an 80% increase from $19.1 million in the same period last year. The increase was largely due to the same reasons described above related to the Carta, Moka and Fortification acquisitions and increased MogoCard activity. This was offset by a reduction in loan related subscription and service revenues resulting from both the sale of a portion of our loan book in Q1 2020.

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Management’s Discussion and Analysis

Net loss

Three months ended Q4 2021 vs Q4 2020

Net loss was ($29.6) million for the three months ended December 31, 2021, an increase in net loss of $26.8 million compared to ($2.8) million in the same period last year.

The variance is primarily attributable to a $22.0 million non-cash loss on revaluation of our derivative purchase warrants in Coinsquare, driven by recent broader market declines in crypto valuations. Furthermore, we had resumed investment in growth expenditures in 2021 as we focus on continuing to grow revenues and Mogo members in the remainder of the year. Specifically, we increased our marketing expenses by $2.2 million relative to the same period last year and hired additional personnel in support of key growth initiatives including the planned launch of MogoInvest and MogoTrade, and the expansion of Carta. Additionally, non-cash stock-based compensation expenses increased by $3.5 million relative to the same period last year. These increases in expenditures were offset by our share of income in Coinsquare of $5.1 million during the period.

Year ended 2021 vs 2020

Net loss was ($33.2) million for the year ended December 31, 2021, an increase in net loss of $19.8 million compared to ($13.4) million in the same period last year. The variance is primarily attributable to the increase in growth expenditure and non-cash stock-based compensation noted above. This was offset by a $18.1 million increase in revaluation gain as compared to the prior year. $11.3 million of this revaluation gain was primarily attributable to a change in the fair value of derivative stock warrants arising from a change in the Company’s share price. In addition, there was a $3.0 million revaluation gain on the Company’s investment portfolio in the current period arising largely from the previously announced gain on monetization of our investment in Vena in April 2021, as compared to losses on revaluation experienced in the year ended December 31, 2020 driven by the initial impact of COVID-19 on capital markets. $1.8 million of the 2021 revaluation gain is due to the net revaluation of Coinsquare warrants and other derivative assets during the year. This is comprised of a $23.8 million gain in Q2 and Q3 2021 partially offset by a $22.0 million loss on the Coinsquare warrants in Q4 2021.

Contribution(1)

Three months ended Q4 2021 vs Q4 2020

Contribution increased to $7.6 million for the three months ended December 31, 2021, an increase of 38% compared to $5.5 million in the same period last year. The overall increase is primarily driven by incremental contribution generated by a combination of acquisitions and organic growth during the year.

Year ended 2021 vs 2020

Contribution increased to $28.7 million for the year ended December 31, 2021, an increase of 24% compared to $23.1 million in the same period last year. The overall increase in contribution is attributable to the same factors above and a decrease in credit facility interest expense resulting from the extinguishment of the Credit Facility – Liquid during Q1 2020, reduction in the interest rate on the Credit Facility, and repayments of the Credit Facility.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Three months ended Q4 2021 vs Q4 2020

Adjusted EBITDA was ($3.7) million for the three months ended December 31, 2021, a $4.8 million reduction compared to $1.1 million in the same period last year. The decrease in adjusted EBITDA was driven partially by the integration of acquisition Carta, Moka and Fortification and an increase in growth related marketing expenses in the three months ended December 31, 2021 compared to the same period last year. We also invested additional technology and development resources to support the launch of MogoTrade, which is rolling out in 2022. Further, we expanded our Carta sales and technology employee base to invest in the growth of Carta.

Negative adjusted EBITDA in large part is a result of the significant investment we’re making in products like MogoTrade that we believe will drive significant long-term growth. The strong underlying base profitability of our financial model was evidenced in 2020, when we achieved a strong positive adjusted EBITDA margin in both Q2 and Q3 2020. In 2021, the Company has turned its focus to investments that it believes will drive long-term member and revenue growth, although management has the flexibility to dial back these investments at any time, which have had a negative upfront impact on adjusted EBITDA.

Mogo believes that it has a unique opportunity to leverage its position as fintech adoption accelerates in Canada which is why it is focused on investing in its product and platform during this period. Specifically, we are investing in the development of our free-stock trading app, MogoTrade, along with investments to expand the total addressable market of Carta. Further, we have increased our focus on marketing spend, which includes refinements to our branding and messaging strategy and increased investment in marketing personnel and infrastructure, which we believe will drive future Mogo member growth at a more effective member acquisition cost.

As always, management will continue to assess its growth investments and adjust these when appropriate.

Year ended 2021 vs 2020

Adjusted EBITDA was a loss of ($11.1) million for the year ended December 31, 2021, a $22.7 million reduction compared to income of $11.6 million in the same period last year, driven primarily by the same reasons as noted above.

Adjusted net loss(1)

Three months ended Q4 2021 vs Q4 2020

Adjusted net loss was ($9.7) million for the three months ended December 31, 2021, an increase in adjusted net loss of $6.5 million compared to ($3.2) million in the same period last year. The decrease in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance.

Year ended 2021 vs 2020

Adjusted net loss was ($33.1) million for the year ended December 31, 2021, an increase in adjusted net loss of $23.0 million compared to ($10.1) million in the same period last year. The variance for the year was driven primarily by the reasons noted above in the adjusted EBITDA variance.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Contribution, adjusted EBITDA and adjusted net loss are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Contribution

Contribution is a non-IFRS financial measure that we calculate as gross profit less the credit facility interest expense and customer service and operations expenses. Contribution is a measure used by our management and the Mogo Board of Directors (the “Board”) to understand and evaluate our core operating performance and trends, and in particular as a way to evaluate the variable profit contribution of our revenue before the impact of investment related spend and overhead including technology, marketing and general and administration expenses. Factors that affect our contribution include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of gross profit to contribution for each of the periods indicated:

($000s)
	For the years ended		Three months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Gross profit	46,039	35,497	12,293	8,413
Less:
Customer service and operations expense	13,214	6,179	3,588	1,855
Credit facility interest expense	4,109	6,194	1,081	1,009
Contribution	28,716	23,124	7,624	5,549

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Management’s Discussion and Analysis

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss before tax excluding depreciation and amortization, stock-based compensation, non-cash warrant expense, one-time provision for excise tax, credit facility interest expense, debenture and other financing expense and accretion related to debentures and convertible debentures, share of loss (income) in investment accounted for using the equity method, revaluation (gains) and losses and other non-operating (income) expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net loss before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	For the years ended		Three months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net loss before tax	$(33,441)	$(13,445)	$(29,885)	$(2,848)
Depreciation and amortization	12,736	8,414	3,682	1,614
Stock-based compensation	10,838	1,371	3,774	313
Non-cash warrant expense	845	670	145	108
One-time provision for excise tax	—	24	—	144
Credit facility interest expense	4,109	6,194	1,081	1,009
Debenture and other financing expense	3,841	6,170	1,014	1,163
Accretion related to debentures and convertible debentures	1,252	963	316	420
Share of loss (income) in investment accounted for using the equity method	278	—	(5,076)	—
Revaluation (gains) losses	(15,671)	2,426	19,817	(1,647)
Other non-operating expenses (income)	4,100	(1,169)	1,476	778
Adjusted EBITDA	(11,113)	11,618	(3,656)	1,054

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Management’s Discussion and Analysis

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss before tax excluding stock-based compensation, non-cash warrant expenses, one-time provision for excise tax, share of loss (income) in investment accounted for using equity method, revaluation (gains) and losses and other non-operating expenses (income). This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net loss to net loss before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	For the years ended		Three months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net loss before tax	(33,441)	(13,445)	(29,885)	(2,848)
Stock-based compensation	10,838	1,371	3,774	313
Non-cash warrant expense	845	670	145	108
One-time provision for excise tax	—	24	—	144
Share of loss (income) in investment accounted for using the equity method	278	—	(5,076)	—
Revaluation (gains) losses	(15,671)	2,426	19,817	(1,647)
Other non-operating expenses (income)	4,100	(1,169)	1,476	778
Adjusted net loss	(33,051)	(10,123)	(9,749)	(3,152)

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, Moka services, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three month and year ended December 31, 2021 and 2020:

($000s, except per share amounts)
	For the years ended		Three months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Total revenue	$57,519	$44,245	$16,995	$10,002
Cost of revenue	11,480	8,748	4,702	1,589
Gross profit	46,039	35,497	12,293	8,413
Technology and development	10,667	5,134	2,881	1,227
Marketing	16,474	4,807	4,375	2,185
Customer service and operations	13,214	6,179	3,588	1,855
General and administration	17,642	8,453	5,250	2,344
Stock-based compensation	10,838	1,371	3,774	313
Depreciation and amortization	12,736	8,414	3,682	1,614
Total operating expenses	81,571	34,358	23,550	9,538
(Loss) income from operations	(35,532)	1,139	(11,257)	(1,125)
Credit facility interest expense	4,109	6,194	1,081	1,009
Debenture and other financing expense	3,841	6,170	1,014	1,163
Accretion related to debentures and convertible debentures	1,252	963	316	420
Share of loss (income) in investment accounted for using the equity method	278	—	(5,076)	—
Revaluation (gains) losses	(15,671)	2,426	19,817	(1,647)
Other non-operating expenses (income)	4,100	(1,169)	1,476	778
	(2,091)	14,584	18,628	1,723
Net loss before tax	(33,441)	(13,445)	(29,885)	(2,848)
Income tax recovery	(232)	—	(260)	—
Net loss	(33,209)	(13,445)	(29,625)	(2,848)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Unrealized revaluation gain on digital assets	468	—	71	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve gain	457	—	126	—
Other comprehensive income	925	—	197	—
Total comprehensive loss	(32,284)	(13,445)	(29,428)	(2,848)

Contribution(1)	28,716	23,124	7,624	5,549
Adjusted EBITDA(1)	(11,113)	11,618	(3,656)	1,054
Adjusted net loss(1)	(33,051)	(10,123)	(9,749)	(3,152)
Net loss per share (Basic and Diluted)	(0.53)	(0.47)	(0.42)	(0.47)

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three months and year ended December 31, 2021 and 2020:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage change	December 31, 2021	December 31, 2020	Percentage change
Subscription and services revenue	$34,408	$19,114	80%	$10,701	$4,560	135%
Interest revenue	23,111	25,131	(8)%	6,294	5,442	16%
Total revenue	57,519	44,245	30%	16,995	10,002	70%

Subscription and services revenue – represents MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fees, Carta transaction processing revenue, Moka subscriptions, portfolio management fees, exempt market dealer commission revenue, referral fee revenue and other fees and charges.

Interest revenue - represents interest on our line of credit loan products.

Please refer to the Key Performance Indicators section for commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three months and year ended December 31, 2021 and 2020:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage change	December 31, 2021	December 31, 2020	Percentage change
Provision for loan losses, net of recoveries	$7,540	$8,334	(10)%	$3,088	$1,441	114%
Transaction costs	3,940	414	852%	1,614	148	991%
Cost of revenue	11,480	8,748	31%	4,702	1,589	196%
As a percentage of total revenue	20%	20%		28%	16%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs, transaction processing costs related to the Carta business and other transaction costs related to Moka and Fortification.

Cost of revenue was $4.7 million for the three months ended December 31, 2021, an increase of $3.1 million compared to the same period last year. Cost of revenue was $11.5 million for the year ended December 31, 2021, an increase of 31% compared to $8.7 million in the same period last year. The increase in cost of revenue for the three months and year ended December 31, 2021 compared to same period last year is largely driven by the addition of transaction costs related to the acquisitions of Carta, Moka and Fortification in the year. Additionally, provision for loan losses decreased in the year ended December 31, 2021 relative to 2020, as a result of a release of incremental COVID-19 related provision in 2021 that had initially been recognized

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Management’s Discussion and Analysis

in 2020, as well as a lower average balance of loan receivables in 2021 relative to 2020. In the three months ended December 31, 2020, provision for loan losses, net of recoveries, was $3.1 million compared to $1.4 million in the prior period, driven by a higher volume of loan originations in Q4 2021 relative to the comparative period, and a normalization of customer defaults back to pre-pandemic levels.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of any further deterioration in COVID-19 conditions. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. As a result of uncertain economic conditions arising from the COVID-19 pandemic, we have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Technology and Development Expenses

The following table provides the technology and development expenses for the three months and year ended December 31, 2021 and 2020:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage Change	December 31, 2021	December 31, 2020	Percentage Change
Technology and development	$10,667	$5,134	108%	$2,881	$1,227	135%
As a percentage of total revenue	19%	12%		17%	12%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $2.9 million for the three months ended December 31, 2021, an increase of $1.7 million compared to $1.2 million in the same period last year. Technology and development expenses were $10.7 million for the year ended December 31, 2021, an increase of $5.6 million compared to $5.1 million in the same period last year.

The increases are primarily due to increased personnel and development costs as we focus on accelerating key growth initiatives including the development of MogoTrade and MogoInvest, and also due to continued investment in the development of the Carta platform.

We believe that this investment in technology and development is critical in order to capitalize on opportunities that will strengthen Mogo’s product service offerings and drive long-term member and revenue growth. Specifically, these include investments in the development of MogoTrade and MogoInvest, enhancements to our MogoCard and MogoCrypto products, and the investment in Carta. We believe that these strategic investments are critical to unlocking and integrating the full potential of Mogo’s value proposition to consumers and will create a holistic and comprehensive user experience that positions us to drive long-term growth and user adoption.

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Management’s Discussion and Analysis

Marketing Expenses

The following table provides the marketing expenses for the three months and year ended December 31, 2021 and 2020:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage Change	December 31, 2021	December 31, 2020	Percentage Change
Marketing	$16,474	$4,807	243%	$4,375	$2,185	100%
As a percentage of total revenue	29%	11%		26%	22%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses were $4.4 million for the three months ended December 31, 2021, an increase of $2.2 million compared to $2.2 million in the same period last year. Marketing expenses were $16.5 million for the year ended December 31, 2021, an increase of $11.7 million compared to $4.8 million in the same period last year. This is primarily driven by an increase in performance marketing spend as we accelerated our growth investment to increase the Mogo member base and associated revenues from Mogo products.

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses (“CS&O”) for the three months and year ended December 31, 2021 and 2020:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage Change	December 31, 2021	December 31, 2020	Percentage Change
Customer service and operations	$13,214	$6,179	114%	$3,588	$1,855	93%
As a percentage of total revenue	23%	14%		21%	19%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were $3.6 million for the three months ended December 31, 2021, an increase of $1.7 million compared to $1.9 million in the same period last year. CS&O expenses were $13.2 million for the year ended December 31, 2021, an increase of $7.0 million compared to $6.2 million in the same period last year.

The variances in CS&O expense in the periods noted above are primarily attributable to the increase in customer support functions brought on through our recent acquisitions of Carta and Moka, as well as higher underwriting expenses and servicing costs arising from an increase in loan origination volume in the current year and quarter as compared to the same periods last year.

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Management’s Discussion and Analysis

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the three months and year ended December 31, 2021 and 2020:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage Change	December 31, 2021	December 31, 2020	Percentage Change
General and administration	$17,642	$8,453	109%	$5,250	$2,344	124%
As a percentage of total revenue	31%	19%		31%	23%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses were $5.3 million for the three months ended December 31, 2021, an increase of $3.0 million compared to $2.3 million in the same period last year. G&A expenses were $17.6 million for the year ended December 31, 2021, an increase of $9.1 million compared to $8.5 million in the same period last year. The increases in the periods noted above are primarily due to increased costs resulting from the acquisitions of Carta, Moka and Fortification and higher levels of fixed administrative overhead to support the addition of these businesses in the current year.

Stock-Based Compensation and Depreciation and Amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three months and year ended December 31, 2021, and 2020 were as follows:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage Change	December 31, 2021	December 31, 2020	Percentage Change
Stock-based compensation	$10,838	$1,371	691%	$3,774	$313	1106%
Depreciation and amortization	$12,736	$8,414	51%	3,682	1,614	128%
	$23,574	$9,785		7,456	1,927
As a percentage of total revenue	41%	22%		44%	19%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation increased to $3.8 million in the three months ended December 31, 2021 compared to $0.3 million in the three months ended December 31, 2020 and increased to $10.8 million in the year ended December 31, 2021 from $1.4 million in the year ended December 31, 2020. The increases were driven by stock option grants issued to employees during the year.

Depreciation and amortization increased to $3.7 million in the three months ended December 31, 2021 compared to $1.6 million in the same period last year driven by the amortization of intangible assets recognized in the acquisition of Carta, Moka and Fortification. Depreciation and amortization increased to $12.7 million in the year ended December 31, 2021 from $8.4 million in the year ended December 31, 2020 for the same reason.

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Management’s Discussion and Analysis

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three months and year ended December 31, 2021 and 2020:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage change	December 31, 2021	December 31, 2020	Percentage change
Credit facility interest expense	4,109	6,194	(34)%	$1,081	$1,009	7%
As a percentage of total revenue	7%	14%		6%	10%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility, and prior to the Liquid Sale in Q1 2020 our Credit Facility – Liquid which has now been repaid in full. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense increased to $1.1 million for the three months ended December 31, 2021 compared to $1.0 million for the three months ended December 31, 2020. Credit facility interest expense for the year ended December 31, 2021 was $4.1 million compared to $6.2 million in the same period of 2020, a decrease of $2.1 million or 34%. Credit facility interest expense as a percentage of total revenue decreased from 10% to 6% for the three months ended December 31, 2021, and from 14% to 7% for the year ended December 31, 2021.

The decrease in credit facility interest expense was driven by the extinguishment of the Credit Facility – Liquid during Q1 2020, a reduction in the interest rate on the Credit Facility to 10.5% from 14.5% effective July 2, 2020, further reduction in interest rate on the Credit Facility to 8.1% from 10.5% effective December 16, 2021, and repayments of the Credit Facility resulting in lower related interest payments.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three months and year ended December 31, 2021 and 2020:

($000s, except percentages)
	For the years ended			Three months ended
	December 31, 2021	December 31, 2020	Percentage change	December 31, 2021	December 31, 2020	Percentage change
Debenture and other financing expense	$3,841	$6,170	(38)%	$1,014	$1,163	(13)%
Accretion related to debentures and convertible debentures	1,252	963	30%	316	420	(25)%
Share of loss (income) in investment accounted for using the equity method	278	—	n/a	(5,076)	—	n/a
Revaluation (gains) losses	(15,671)	2,426	n/a	19,817	(1,647)	n/a
Other non-operating expenses (income)	4,100	(1,169)	n/a	1,476	778	90%
Total other (income) expense	(6,200)	8,390	n/a	17,547	714	2358%
As a percentage of total revenue	(11)%	19%		103%	7%

Total other (income) expense was $17.5 million for the three months ended December 31, 2021, an increase of $16.8 million compared to the same period last year. Total other (income) expense was ($6.2) million for the year ended December 31, 2021, an increase of $14.6 million compared to the same period last year. The change in total other (income) expense during the three months ended December 31, 2021 was primarily attributable to a $22.0 million non-cash loss on revaluation of our derivative purchase warrants in Coinsquare, driven by recent broader market declines in crypto valuations. This was slightly offset by revaluation gain on derivative Mogo stock warrants of $2.3 million, and our share of net income from our investment in

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Management’s Discussion and Analysis

Coinsquare of $5.1 million. The change in total other (income) expense during the year ended December 31, 2021 was primarily attributable to the revaluation gain on derivative Mogo stock warrants of $11.2 million, investment portfolio gains of $3.0 million, and net gains on Coinsquare derivative purchase warrants of $1.8 million during the year ended December 31, 2021, as earlier gains on the Coinsquare warrants in Q2 2021 more than offset the Q4 2021 decline.

Debenture and other financing expense primarily consist of interest expense related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased by 13% and 38% for the three months and year ended December 31, 2021, respectively, compared to the same periods last year. The decreases are primarily related to the amendments made to the terms of the debentures, effective July 1, 2020, resulting in the reduction in the average coupon interest rate, from approximately 14% to approximately 7%. Additionally, the convertible debentures were fully converted to equity in Q1 2021 and no longer contribute to debenture expense.

On April 16, 2021, Mogo completed its initial 19.99% strategic investment in Coinsquare. This transaction included (i) a right for Mogo to purchase additional Coinsquare common shares from existing shareholders, being the Call Option; (ii) a right for certain selling shareholders to require Mogo to purchase additional Coinsquare common shares (the “Put Option”) and; (iii) the issuance to Mogo of warrants to acquire additional Coinsquare common shares (the “Coinsquare Warrants”). In a separate transaction, on June 15, 2021, Mogo purchased additional common shares of Coinsquare from a selling shareholder which included a right for Mogo to purchase additional Coinsquare common shares under certain conditions (the “New Call Option”). The Call Option, the Put Option, the Coinsquare Warrants, and the New Call Option (collectively, the “Derivative Financial Instruments”) are accounted for as derivatives on Mogo’s balance sheet, revalued at each reporting period through profit and loss.

Revaluation (gains) losses for the three months ended December 31, 2021 of $19.8 million are primarily due to $22.0 million of loss on Derivative Financial Instruments driven largely by revaluation on our Coinsquare Warrants using a Black Scholes model as at December 31, 2021. Revaluation (gains) losses for the year ended December 31, 2021 of ($15.7) million include revaluation gains on the Coinsquare Warrants of $1.8 million arising from a revaluation gain of $23.8 million recognized in Q2 2021 offsetting the Q4 2021 loss. Changes in the value of our Coinsquare Warrants during the year ended December 31, 2021 were due to market transactions in Q2 2021 occurring subsequently to our initial acquisition of the Coinsquare Warrants implying a higher company valuation on Coinsquare relative to that as at the initial date of the transaction, partially offset by recent broader market declines in crypto valuations in the latter portion of 2021. Furthermore, there were net revaluation gains in our investment portfolio in 2021, contrasting net investment portfolio revaluation losses in 2020 driven primarily by the initial impact of COVID-19 on capital markets.

During the year ended December 31, 2021, Mogo completed two registered direct offerings of Common Shares and Common Share purchase warrants resulting in US$81.5 million of gross proceeds. By virtue of the warrants having an exercise price denominated in USD, different than Mogo’s functional currency, the warrants are classified as a derivative liability as opposed to equity on the balance sheet. During the three months and year ended December 31, 2021, the Company has recorded a fair value gain related to the derivative stock warrants of $2.3 million and $11.3 million respectively. If the exercise price of these warrants had been denominated in CAD, the warrants would have been classified as equity with no subsequent revaluations through profit and loss. As a result of these transactions, the portion of total transaction costs incurred with respect to the offerings that is proportionate to the fair value of the derivative liability as a percentage of the total USD $81.5 million proceeds was recognized to non-operating expenses during the respective periods. The portion of transaction costs from the offerings charged to non-operating expenses amounted to $0.7 million and $2.2 million for the three months and year ended December 31, 2021 respectively.

In the three months and year ended December 31, 2021, Mogo recorded equity pickup gains (loss) of $5.1 million and ($0.3) million respectively, from its share of Coinsquare’s comprehensive income (loss) in the respective periods. The $5.1 million equity pickup gain for the three months ended December 31, 2021 was driven mainly by Mogo’s share of certain non-operating investment gains recorded in the period by Coinsquare. In the year ended December 31, 2021, Mogo recorded an equity pickup loss of ($0.3) million as its share of equity pickup losses through the end of Q3 2021 partially offset the Q4 2021 gain described above. Coinsquare's total assets under management were approximately $688 million as at December 31, 2021.

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Management’s Discussion and Analysis

Other Comprehensive Income and Loss

The following table provides a breakdown of other comprehensive income and loss by type for the three months and year ended December 31, 2021 and 2020:

($000s, except per share amounts)
	For the years ended		Three months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Other comprehensive income:
Unrealized revaluation gain on digital assets	468	—	71	—
Foreign currency translation reserve gain	457	—	126	—
Other comprehensive income	925	—	197	—

Total other comprehensive income was $0.2 million for the three months ended December 31, 2021. Total other comprehensive income was $0.9 million for the year ended December 31, 2021.

Following the financial investment in bitcoin and ether in 2021, the Company has recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the financial statements for our detailed accounting policy.

Unrealized revaluation gains on digital assets impacting other comprehensive income and loss for the three months and year ended December 31, 2021 are $0.1 and $0.5 million respectively. These gains and losses are due to change in the market prices of bitcoin and ether across the periods.

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies denominated in a foreign currency. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using exchange rates at the dates of the transactions. Foreign currency differences arising are recognized in other comprehensive income or loss.

Foreign currency translation reserve losses were $0.1 million for the three months ended December 31, 2021. Foreign currency translation reserve gains were $0.5 million for the year ended December 31, 2021. These gains are due to fluctuations in foreign currency exchange rates across the periods.

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Management’s Discussion and Analysis

Summary of Annual Results

The following table sets forth a summary of selected financial data derived from our financial statements for each of the three most recently completed financial years:

($000s, except percentages and per share amounts)
	Years Ended December 31,
	2021	2020	2019	% change 2021 vs 2020	% change 2020 vs 2019
Financial Statement Highlights
Total revenue	$57,519	$44,245	$59,805	30%	(26)%
Net loss and comprehensive loss	(32,284)	(13,445)	(10,825)	140%	24%
Net loss per common share (Basic and fully diluted)	(0.53)	(0.47)	(0.42)	12%	12%
Total assets	393,867	104,468	151,098	277%	(31)%
Total liabilities	124,090	99,232	149,346	25%	(34)%
Non-IFRS Financial Measures(1)
Contribution	28,716	23,124	20,915	24%	11%
Adjusted EBITDA	(11,113)	11,618	4,154	(196)%	180%
Adjusted net loss	(33,051)	(10,123)	(20,635)	226%	(51)%

The decrease in revenue from 2019 to 2020 is primarily related to previously announced Liquid Sale in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019. A lower average loan book size during 2020 also contributed to the revenue decrease as Mogo purposely levered down its balance sheet to minimize credit risk exposure in light of the COVID-19 pandemic. The increase in revenue from 2020 to 2021 is primarily related to a combination of new revenue streams from our acquisition of Carta, Moka and Fortification during the year and growth in other Mogo products including MogoCard.

The increase in net loss and comprehensive loss from 2019 to 2020 was driven primarily by a gain on acquisition of Difference Capital Financial Inc. that occurred in 2019 with no similar gain in 2020 offset by cash flow savings on operating expense and interest expense as a result of our cost reduction initiatives. The increase in net loss and comprehensive loss from 2020 to 2021 is primarily attributable to a resumed investment in growth expenditures in 2021 as we focus on continue to grow revenues and Mogo members during the year.

Changes in the Company’s total assets and total liabilities from 2019 to 2020 are primarily driven by the Liquid Sale, the reduction in fair value of investment portfolio as a result of COVID-19, the extinguishment of the Credit Facility – Liquid and paydowns on the Credit Facility – Other. The increase in the Company’s total assets and total liabilities from 2020 to 2021 is attributable to acquisitions of Carta, Moka and Fortification, investment in Coinsquare, resumption of loan originations and proceeds received as part of the Company’s financings during the year.

The increase in contribution from 2019 to 2020 is attributable to lower rates of customer default relative to historical levels and cost reduction initiatives due to COVID-19 during the last three quarters of 2020. The increase in contribution from 2020 to 2021 is primarily due to positive contribution from the acquisitions of Carta, Moka and Fortification during the year and a decrease in credit facility interest expense resulting from the extinguishment of the Credit Facility – Liquid during Q1 2020, reduction in the interest rate on the Credit Facility, and repayments of the Credit Facility. This was partially offset by the resumption of growth-related expenditures during the year.

The increase in adjusted EBITDA and adjusted net income from 2019 to 2020 is primarily attributable to cost reduction initiatives due to COVID-19 put in place for the last three quarters of 2020. The decrease in adjusted EBITDA and adjusted net income from 2020 to 2021 is driven by discretionary growth expenditures that management is incurring because we believe that they will drive favorable future returns on investment including long-term member and revenue growth.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2021				2020
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Income Statement Highlights
Total revenue	$16,996	$15,439	$13,665	$11,420	$10,002	$9,774	$10,559	$13,910
Net (loss) income	(29,623)	(9,813)	9,045	(2,817)	(2,849)	1,019	(1,550)	(10,065)
Net (loss) income per common share (basic)	(0.53)	(0.14)	0.14	(0.06)	(0.09)	0.04	(0.06)	0.36
Net (loss) income per common share (fully diluted)	(0.53)	(0.14)	0.13	(0.06)	(0.09)	0.04	(0.06)	0.36
Non-IFRS Financial Measures(1)
Contribution	7,624	7,107	7,669	6,315	5,549	7,113	6,778	3,684
Adjusted EBITDA	(3,656)	(3,438)	(2,962)	(1,066)	1,052	4,825	5,197	544
Adjusted net loss	(9,749)	(9,450)	(10,981)	(5,742)	(3,152)	157	(784)	(6,340)

Key Quarterly Trends

We have experienced continued quarter over quarter revenue growth since Q3 2020, driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products along with the addition of transaction processing revenues related to the acquisition of Carta and other subscription and service-based revenue related to the acquisition of Moka. Prior to Q3 2020, the decrease in revenues were primarily attributed to decreased loan originations at the onset of the COVID-19 pandemic and the Liquid Sale in Q1 2020.

Net income (loss) performed well from Q3 2020 to Q2 2021 relative to the prior periods due to a significant reduction in our operating costs during COVID-19. Net income (loss) during Q2 2021 and Q1 2021 was relatively better than 2019 and first quarter of 2020 driven by a $23.8 million fair value gain due to revaluation of derivative financial assets during Q2 2021 and a $5.3 million unrealized gain on our investment portfolio in Q1 2021. Net income (loss) during Q3 2021 and Q4 2021 decreased compared to prior quarters due to our resumed investment in growth expenses and revaluation loss recognized on derivative financial assets.

Adjusted EBITDA during the last four quarters decreased due to our resumed investment in growth expenses, for which there is a timing lag between expenditure and revenue growth. Adjusted EBITDA remained positive from the end of 2019 through 2020. The decline in Q1 2020 was primarily attributable to the initial upfront COVID-19 allowance recorded to loan loss provision expense in that quarter, based on our estimate of future losses that would result from worsening economic conditions associated with COVID-19. During Q2 2020 and Q3 2020, the improvement in Adjusted EBITDA is driven primarily by a dedicated plan implemented in late March 2020 to significantly reduce operating expenses, and strong loan book performance despite the COVID-19 pandemic.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at December 31, 2021 and 2020:

($000s)		As at
	December 31, 2021	December 31, 2020
Cash and cash equivalent	$69,208	$12,119
Total assets	393,867	104,468
Total liabilities	124,090	99,232

Total assets increased by $289.4 million during the year ended December 31, 2021. The increase is primarily due to $110.6 million of goodwill and other intangible assets related to the acquisitions of Carta, Moka and Fortification, $103.8 million related to our investment in Coinsquare, $7.9 million related to derivative financial assets representing the Coinsquare Warrants and $113.3 million of cash and cash equivalents related to equity raised in Q1 2021 and Q4 2021 offset by cash usage and investments made throughout the year.

Total liabilities increased by $24.9 million during the year ended December 31, 2021. The increase is primarily due to the $12.7 million derivative stock warrants recognized in connection with the USD denominated exercise price of warrants issued under the registered direct offerings in Q1 2021 and Q4 2021 and liabilities related to acquisitions partially offset by the conversion of convertible debentures in Q1 2021.

Loans receivable

The following table provides a breakdown of loans receivable as at December 31, 2021 and 2020:

($000s)		As at
	December 31, 2021	December 31, 2020
Gross loans receivable	$65,645	$56,113
Allowance for loan losses	(9,813)	(8,886)
Net loans receivable	55,832	47,227

The gross loans receivable portfolio was $65.6 million as at December 31, 2021, an increase of $9.5 million compared to the balance as at December 31, 2020. The increase is primarily due to an increase in originations.

The following table provides a reconciliation of our loan loss allowance for the year ended December 31, 2021 and 2020:

($000s)		As at
	December 31, 2021	December 31, 2020
Allowance for loan losses, beginning of year	$8,886	$16,020
Derecognition of allowance associated with loan sale	-	(2,131)
Provision for loan losses	8,476	9,451
Loans charged-off	(7,549)	(14,454)
Allowance for loan losses, end of year	9,813	8,886

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses

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Management’s Discussion and Analysis

at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statement of operations and comprehensive loss.

The allowance for loan losses as a percentage of gross loans receivable improved from 15.8% as at December 31, 2020 to 14.9% as at December 31, 2021. As at December 31, 2021, the allowance still includes an incremental allowance in respect of potential future losses arising from COVID-19 as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the COVID-19 related allowance is adequate to absorb any material shocks to the loan book as a result of COVID-19 conditions. It should be noted that this upfront COVID-19 related allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive loss. Refer to the “Cost of revenue” section above for further discussion of the impact of COVID-19 on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three months and year ended December 31, 2021 include transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2021 totaled $322,000 (December 31, 2020 – $358,000). The debentures bear annual coupon interest of 8.0% (December 31, 2020 – 8.0%) with interest expense of $6,000 and $26,000 for the three months and year ended December 31, 2021, respectively (three months and year ended December 31, 2020 – $7,000 and $26,000 respectively). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities. In relation to the amendment to the terms of debentures on September 30, 2020, 35,831 warrants were issued to related parties with a fair value of $0.3 million.

On June 30, 2021, the Company acquired 1.3 million common shares of Tetra Trust Company from its associate Coinsquare for $1.3 million. As at December 31, 2021, this investment is valued at $1.3 million and is recorded within the investment portfolio. This related party transaction was made on terms equivalent to those that prevail in arm’s length transactions.

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

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Management’s Discussion and Analysis

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 23 and Note 27 in the Company’s consolidated financial statements.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of Common Shares, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The Business Combination between the Company (formerly Difference Capital Financial Inc.) and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio which the Company is actively seeking to monetize. The value of Mogo’s investment portfolio as at December 31, 2021 was $18.1 million. In the first quarter of 2020, the Company completed the Liquid Sale using the proceeds to extinguish its Credit Facility - Liquid. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget.  To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and may consider the issuance of shares in satisfaction of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility.

On December 31, 2019, we amended our Credit Facility. The amendments lowered the effective interest rate as of July 2, 2020 and extended the maturity date of the facility by two years from July 2, 2020 to July 2, 2022. The amendments also increased the available loan capital from $50 million to $60 million, though this was reduced back down to $50 million on a subsequent amendment effective June 29, 2020. In December 2021, we further amended our Credit Facility. The amendments lowered the effective interest rate from a maximum of 9% plus LIBOR to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.

On September 29, 2020, Mogo and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. Among other things, these amendments reduce the interest rate of the debentures, and allow for the settlement of interest and principal in either cash or Common Shares, at our option.

On December 31, 2020, the Company established an at-the-market equity program to raise funds for operational expenditures, to maintain the Company’s working capital balances, and for general corporate purposes. The Company sold 1,524,759 Common Shares on the NASDAQ and received cash proceeds of approximately $18.3 million, net of agent commission. The program was terminated on February 21, 2021.

During the year ended December 31, 2021, the Company issued to certain individual investors an aggregate of 11,457,648 Common Shares and received cash proceeds of approximately $113.3 million, net of agent commission. In a registered direct offering completed in February 2021, Mogo completed the issuance to the investors of unregistered warrants to purchase up to an aggregate of 5,728,824 Common Shares at any time prior to the date which is three and a half years following the date of issuance. A portion of the net proceeds from the offering was used to fund the cash component of the previously announced investment in Coinsquare with the remaining net proceeds used for general corporate and working capital purposes.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months and year ended December 31, 2021 and 2020:

($000s)
	For the years ended		Three months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cash (used in) generated from operating activities before investment in gross loans receivable(1)	$(12,563)	$10,153	$(1,645)	$3,578
Proceeds from sale of loan book	-	31,572	—	—
Cash (invested in) provided by loans receivable	(17,081)	2,080	(6,462)	(2,396)
Cash (used in) generated from operating activities	(29,644)	43,805	(8,107)	1,182
Cash used in investing activities	(39,594)	(4,969)	(2,965)	(1,377)
Cash provided by (used in) financing activities	125,864	(37,134)	34,887	2,459
Net increase in cash for the period	56,626	1,702	23,815	2,264

Net cash increase in the three months ended December 31, 2021 was $23.8 million compared to $2.3 million during the same period last year. Net cash increase in the year ended December 31, 2021 was $56.6 million compared to $1.7 million during the same period last year. The increase in cash flow during the three months ended December 31, 2021 is primarily due to the issuance of Common Shares for net proceeds of approximately $32.4 million offset by the resumption of growth expenditures, growth in loan originations and investments in our investment portfolio. The increase in cash flow during the year ended December 31, 2021 is primarily due to net cash inflow of $113.3 million from the issuance of Common Shares, $6.4 million related to proceeds from Common Shares issued from the exercise of warrants and $4.2 million from the sale of investment in Vena offset with cash flows related to our investment in Coinsquare and losses from operations.

Cash (used in) generated from operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash (used in) generated from operating activities before investment in gross loans receivable was a ($1.6) million outflow in the three months ended December 31, 2021 compared to $3.6 million inflow in the same period last year. Cash (used in) generated from operating activities before investment in gross loans receivable was a ($12.6) million outflow in the year ended December 31, 2021 compared to $10.2 million inflow in the same period last year. This variance is due to higher cash operating expenses primarily related to a return to growth investment and from our Carta, Moka and Fortification acquisitions during the year, as well as the timing of vendor payments creating negative cash flows from changes in working capital.

Cash (invested in) provided by loans receivable was a ($6.5) million outflow in the three months ended December 31, 2021 compared to ($2.4) million outflow in the same period last year. Cash (invested in) provided by loans receivable was a ($17.1) million outflow in the year ended December 31, 2021 compared to $2.1 million inflow in the same period last year. This was the result of management reducing net loan originations during the previous periods in light of the COVID-19 pandemic, sale of Liquid loan book in February 2020 and resumption of loan originations in during the year.

In the three months ended December 31, 2021, cash (used in) generated from operating activities was a ($8.1) million outflow, compared to $1.2 million inflow in the same period last year. In the year ended December 31, 2021, cash (used in) generated from operating activities was a ($29.6) million outflow compared to $43.8 million inflow in the same period last year. Variance is due to the reasons mentioned above.

(1)	This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

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Management’s Discussion and Analysis

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment in digital assets, cash invested in investment accounted for using the equity method, monetizations of our investment portfolio and cash (invested) acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended December 31, 2021, cash used in investing activities was a ($3.0) million outflow compared to a ($1.4) million outflow in the same period last year. For the year ended December 31, 2021, cash used in investing activities was a ($39.6) million outflow compared to ($5.0) million outflow in the same period last year. The increase for the three months ended December 31, 2021 compared to the same period last year is primarily due to an increase in capitalization of software development costs related to MogoTrade and investments made in our investment portfolio. The increase for the year ended December 31, 2021 compared to same period last year is primarily due to cash outflow of ($32.4) million related to investments in Coinsquare in Q2 2021.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our Common Shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash provided by (used in) financing activities in the three and year ended December 31, 2021 was $34.9 million and $125.9 million inflow respectively compared to $2.4 million inflow and a ($37.1) million outflow respectively for the same periods last year. The inflow during the year is primarily from the issuance of Common Shares for proceeds of approximately $81.3 million in Q1 2021 and $32.4 million in Q4 2021. The outflow during the prior year is primarily related to the payoff of our Credit Facility – Liquid.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at December 31, 2021. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)	2022	2023	2024	2025	2026	Thereafter
Commitments - operational
Lease payments	1,308	1,297	1,206	1,240	1,255	1,472
Trade payables	6,260	—	—	—	—	—
Accrued wages and other expenses	14,523	—	—	—	—	—
Interest – Credit Facilities	3,644	3,644	3,644	1,822	—	—
Interest – Debentures	2,952	1,502	—	—	—	—
Purchase obligations	1,052	—	—	—	—	—
	29,739	6,443	4,850	3,062	1,255	1,472
Commitments – principal repayments
Credit Facility	—	—	—	44,983	—	—
Debentures	2,705	19,717	18,953	—	—	—
	2,705	19,717	18,953	44,983	—	—
Total contractual obligations	32,444	26,160	23,803	48,045	1,255	1,472

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of March 23, 2022, no preferred shares have been issued and the following Common Shares, and rights to acquire Common Shares were outstanding:

Class of Security	Number outstanding (in 000s) as at March 23, 2022
Common shares	76,693
Stock options	8,900
Restricted share units	42
Common share purchase warrants	1,990

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk, the Company’s significant risk and related policies are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2021.

Other risks

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2021 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

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Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the determination of allowance for loan losses, fair value of privately held investments, fair value of identifiable intangible assets acquired from business combinations, valuation of goodwill acquired in business combinations, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2021.

Changes in Accounting Policies including Initial Adoption

During the year ended December 31, 2021, there were a number of changes in the Company’s accounting policies related to digital assets, revenue recognition, goodwill, foreign currency translation, foreign operations, investment tax credits and investment in associate. These accounting policies are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2021.

Recent IFRS standards adopted in 2021

Certain other IFRS amendments and interpretations became effective on January 1, 2021, but do not have an impact on the consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

As at December 31, 2021, management assessed the design and operating effectiveness of the Company’s ICFR and concluded that such ICFR is appropriately designed and operating effectively, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

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